UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compensatory Arrangements of Certain Officers and Directors

On December 28, 2020, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”), authorized the issuance to certain officer, directors and other employees an aggregate of 1,590,000 ordinary shares (the “Shares”) under the Company’s 2019 Equity Incentive Plan, as amended. The Shares are vesting immediately with no restrictions.

Among the Shares, 390,000 ordinary shares were issued to the Company’s Chief Excutive Officer and independent directors with details set forth below.

Name	Number of Ordinary Shares Awarded

Biao (Luke) Lu	300,000

Yingxian (Elaine) Xiang	30,000

Hung-Jen Kuo	30,000

Xiaoyuan Zhang	30,000

The Compensation Committee also approved to increase the salary of the Company’s Chief Financial Officer (the “CFO”), Ms. Lili Jiang from $10,000 per month to $15,000 per month, effective as of December 1, 2020. However Ms. Jiang shall not be entitled to any serverance fee in any event upon the termination of her employment. A copy of the amended and restated employment agreement by and between the Company and the CFO is filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Exhibit No.	Description
99.1	Amended and Restated Employment Agreement by and between the Company and the CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

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